Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the six months ended June 30,
	2011	2010
Earnings
Income before income taxes	$532	$873
Income from equity investees	(62)	(139)

Income before income taxes before adjustment for income from equity investees	470	734

Fixed charges	545	570
Distributed income of equity investees	31	35
Capitalized interest	(48)	(23)
Preferred returns on consolidated subsidiaries	(11)	(14)

Total earnings available for fixed charges	$987	$1,302

Fixed charges
Interest and debt expense	$527	$550
Interest component of rent	7	6
Preferred returns on consolidated subsidiaries	11	14

Total fixed charges	$545	$570

Ratio of earnings to fixed charges	1.81	2.28

Fixed charges
Interest and debt expense	$527	$550
Interest component of rent	7	6
Preferred returns on consolidated subsidiaries	11	14

Total fixed charges	545	570

Preferred stock dividend of parent	—	28

Total fixed charges and preferred stock dividend	$545	$598

Ratio of earnings to combined fixed charges and preferred stock dividends	1.81	2.18

For purposes of computing these ratios, earnings means income (loss) before income taxes before:
— income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and
— fixed charges;
less:
— capitalized interest; and
— preferred returns on consolidated subsidiaries.
Fixed charges means the sum of the following:
— interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement;
— amortization of debt costs;
— that portion of rental expense which we believe represents an interest factor; and
— preferred returns on consolidated subsidiaries.